

June 28, 2018

Via E-mail

Mr. Thomas J. Fuccillo, Esq.
c/o Allianz Global Investors U.S. LLC
1633 Broadway
New York, NY 10019

     Re: **AllianzGI Convertible & Income Fund**
              File Nos. 333-225293 and 811-21284

              AllianzGI Convertible & Income Fund II
              File Nos. 333-225290 and 811-21338

Dear Mr. Fuccillo:

On May 30, 2018, registration statements on Form N-2 were filed by AllianzGI Convertible & Income Fund and AllianzGI Convertible & Income Fund II (each, a "Fund"). We have reviewed the registration statements and have provided our comments below. Where a comment is made with regard to disclosure in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statements. Comments in this letter apply to both filings, but page numbers herein refer to pages in the filing by AllianzGI Convertible & Income Fund. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statements.

General

1. Arrangements described in the prospectus and/or SAI for cover of senior security positions, in some cases, do not appear to be consistent with existing Commission or staff guidance. Please revise the disclosure consistent with such guidance or provide the basis for your positions. In addition, please limit this disclosure to derivatives the Funds utilize or intend to utilize. *See* Letter of Barry Miller (SEC) to Karrie McMillan (ICI) (July 20, 2010). We note without limitation the following sections describing cover positions:

   - Disclosure regarding reverse repurchase agreements on the top of page 9;
   - Disclosure regarding credit default swaps on the top of page 43 (we note in particular the proposal to use offsetting positions). In this regard, the staff takes the position that the Funds must segregate the full notional amount when the protection seller and unpaid premiums plus the amount of any early termination penalty when the protection buyer;

- Disclosure regarding cover of numerous instruments in the middle of the second full paragraph on page 50;
- Disclosure regarding options on securities and indexes on page 15 of the SAI;
- Disclosure regarding futures and futures options on page 20 of the SAI; and
- Disclosure regarding cover of numerous instruments at the bottom of page 63 of the SAI.

Please also clarify the disclosure appearing throughout the prospectus to the effect that "[the] Fund may (but is not required to) cover its commitments…" to specify that the Funds must either satisfy the applicable asset coverage test or cover commitments in accordance with Commission or staff guidance.

Investment Objective, page 2

2. We note that the Funds invest in convertible securities. If the Funds invest or expect to invest in contingent convertible securities ("CoCos"), consider what disclosure is appropriate. The type and location of disclosure will depend on, among other things, the extent to which the Funds invest in CoCos, and the characteristics of the CoCos (e.g., the credit quality, the conversion triggers). If CoCos are or will be a principal investment, please provide a description and appropriate risk disclosure. In addition, please advise whether the Funds intend to invest or currently invest in CoCos and the amount currently invested.

Leverage Risk, page 16

3. Please revise the last paragraph on this page to clarify the distinction between "securities loans" and "loans of portfolio securities." Please also remove the language "including, among others," and specify the actual derivatives in which the Funds will principally invest. Please make this change in all places where similar language is used.

Foreign (Non-U.S.) Investment Risk, page 19

4. We note the references to Asia and South America. Please advise whether the Funds' investments are concentrated in these regions. If so, please add relevant disclosure as to any risks of investing in these regions later in the prospectus.

Use of Proceeds, page 34

5. Please disclose the specific timeframe in which the Funds expect to deploy the net proceeds of the offerings, rather than "promptly after receipt by the Fund."

6. Please explain the reference to "outstanding indebtedness," given that the Funds do not appear to have any outstanding indebtedness. Please also state the approximate amount of proceeds intended to be used for each stated purpose. See Item 7.1 of Form N-2.

Zero-Coupon Bonds, Step-Ups and Payment-In-Kind Securities, page 43

7. Please add these risks to the disclosure, or advise why they are not applicable:

- The interest payments deferred on a PIK loan are subject to the risk that the borrower may default when the deferred payments are due in cash at the maturity of the loan;
- The interest rates on PIK loans are higher to reflect the time-value of money on deferred interest payments and the higher credit risk of borrowers who may need to defer interest payments;
- PIK instruments may have unreliable valuations because the accruals require judgments about ultimate collectability of the deferred payments and the value of the associated collateral; and
- Use of PIK and OID securities may provide certain benefits to the investment adviser, including increasing management fees and incentive compensation.

Principal Risks of the Fund, page 51

8. We note disclosure on page 46 stating that some loans may not be considered "securities" for certain purposes under federal securities laws, and may offer less legal protection to the Funds in the event of fraud or misrepresentation. The principal risk disclosure does not appear to address this point. If you have determined that this is not a principal risk, please advise us as to the basis for that determination. Otherwise, please revise your principal risks disclosure to address this.

Interest Rate Risk, page 54

9. Please describe the concept of duration in the prospectus and include a brief example.

Foreign (Non-U.S.) Investment Risk, page 57

10. Please add the following risks, as applicable:

- Currency (i.e., exchange rate) fluctuations;
- Difficulty in obtaining or enforcing a court judgment abroad;
- Difficulties in transaction settlements and effect of this delay on shareholder equity;
- Reduced liquidity in markets in which the Funds will invest.

See Guide 9 to Form N-2. Please also discuss in the SAI custodial arrangements for foreign securities.

Investment Limitations, page 66

11. Please clarify the disclosure stating that the "industry concentration policy does not preclude it from focusing investments in issuers in a group of related industrial sectors (such as different types of utilities)." This comment also applies to identical language appearing on page 63 of the SAI.

Investment Management Agreement, page 68

12. Please disclose that, because the fees received by the Investment Manager are also based on assets attributable to the use of leverage, the Investment Manager may have a conflict of interest in determining whether to use or increase the use of leverage. If true, please also disclose that the Investment Manager will: (a) base its decision regarding whether and how much leverage to use on its assessment of whether such use of leverage is in the best interests of the respective Fund and (b) seek to manage that potential conflict by periodically reviewing performance and use of leverage with the Board of Trustees.

Anti-Takeover Provisions in Declaration of Trust, page 76

13. Please disclose whether the voting requirements to change the nature of the Funds' business, approve extraordinary corporate transactions, convert to an open-end investment company, or remove directors are higher than those imposed by federal or state law.

Repurchase of Common Shares; Conversion to Open-End Fund, page 77

14. Please disclose the following with respect to conversion:

- It may require changes in the management of a Fund's portfolios in order to meet the liquidity requirements applicable to open-end funds;
- It could affect the Funds' ability to meet their respective investment objectives or to use investment policies and techniques that are more appropriate for a fixed portfolio than one subject to constant demands for redemption and inflows of cash; and
- Whether the Funds contemplate charging sales or redemption fees upon conversion to an open-end fund and whether redemptions will be made in cash or securities.

Distributions, page 79

15. In the fifth paragraph, please disclose that, in certain circumstances in which there is a return of capital, an investor may be subject to tax even though the investor has experienced a net loss on his/her investment.

Statement of Additional Information

Securities Ownership, page 74

16. Please disclose all equity securities of the registrant owned by all officers, trustees, and members of the advisory board of the registrant as a group, without naming them.

Exhibits s.1-3 – Powers of Attorney

17. Please file revised powers of attorney that relate to these specific filings. See Rule 483(b) under the Securities Act.

*   *   *   *   *

We note that portions of the filings are incomplete. We may have additional comments on those portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied in your response letter, or on exhibits added in any pre-effective amendments.

A response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. The pre-effective amendment should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made in the filings in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

We remind you that each Fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

You may contact me at (202) 551-3503 if you have any questions.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Senior Counsel